Goldman, Sachs & Co.

200 West Street

New York, New York 10282

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

November 17, 2011

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington D.C. 20549

Attention: Matthew Crispino

Re:	Fusion-io, Inc. (the “Registrant”)
Registration Statement on Form S-1
File No. – 333-177832

Dear Ladies and Gentleman:

In connection with the above-captioned Registration Statement, we wish to advise that between November 16, 2011 and the date hereof 2,268 copies of the Preliminary Prospectus dated November 16, 2011 were distributed as follows: 1,892 to prospective underwriters/dealers; 206 to institutional investors; and 170 to others.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time on November 21, 2011 or as soon thereafter as practicable.

[Signature Page Follows]

Securities and Exchange Commission

Very truly yours,

GOLDMAN, SACHS & CO. MORGAN STANLEY & CO. LLC

Acting on behalf of themselves and as the Representatives of the several Underwriters.

By:	GOLDMAN, SACHS & CO.

By:	/s/ Goldman, Sachs & Co.
Goldman, Sachs & Co.

By:	MORGAN STANLEY & CO. LLC

By:	/s/Cynthia Gaylor
	Name:	Cynthia Gaylor
	Title:	Managing Director

[Signature Page to Underwriter Acceleration Request]